UNITED STATES SECURITIES AND
                               EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


               INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
     THE SECURITIES EXCHANGE ACT OF 1934 AND RULE SCHEDULE 14F-1 THEREUNDER


                  NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS

                                  JULY 1, 2003




                              O2DIESEL CORPORATION
             (Exact name of registrant as specified in its charter)

                                   WASHINGTON
                 (State or other jurisdiction of incorporation)

                                    000-32217
                            (Commission File Number)

                                   91-2023525
                        (IRS Employer Identification No.)

                     114 WEST MAGNOLIA STREET, SUITE 400-127
                         BELLINGHAM, WASHINGTON   98225
              (Address of principal executive offices and Zip Code)

                                 (360) 392-3950
              (Registrant's telephone number, including area code)

                              O2DIESEL CORPORATION
                       (FORMERLY, DYNAMIC VENTURES, INC.)
                     114 WEST MAGNOLIA STREET, SUITE 400-127
                         BELLINGHAM, WASHINGTON   98225
                                 (360) 392-3950

                                  July 2, 2003



Dear  O2Diesel  Corporation  Shareholder:

     O2Diesel Corporation (formerly, Dynamic Ventures, Inc.)("O2D") recently commenced a recommended offer to acquire all of the issued equity of AAE Technologies International plc, an Irish corporation ("AAE"), under the terms set forth in the Recommended Offer document dated June 16, 2003 and filed with the Securities and Exchange Commission on Form CB (the "Recommended Offer"). The Recommended Offer was commenced under the terms of an understanding between the board of directors of O2D and the board of directors of AAE, outlined in a letter of intent dated March 20, 2003. Information related to the letter of intent was previously disclosed in O2D's report on Form 10-QSB for the quarter ended March 31, 2003. Under the terms of the understanding:

     (a) O2D is making the Recommended Offer to acquire all of the AAE Shares in exchange for 18,000,000 shares of common stock of O2D (the "New O2D Shares").

     (b) O2D previously arranged for a bridge loan to be made to AAE in the amount of U.S.$1,000,000 (the "Bridge Loan"), which bridge loan may be converted into O2D Shares on the same terms as the Private Placement described below.

     (c) O2D will use its reasonable commercial efforts to complete a non-brokered private placement equity offering of U.S. $5,000,000 of O2D Shares at a price of U.S. $1.50 per share (the "Private Placement"). It is a condition to the Offer that the Private Placement is completed.

     (d) Upon the Share Exchange Offer becoming or being declared unconditional in all respects and subject to certain terms described below, O2D will use its reasonable efforts to complete an additional non-brokered private placement equity offering of an additional U.S. $3,500,000 of O2D Shares at a price of not less than U.S. $1.50 per share (the "Follow-On Private Placement").

     The Recommended Offer is subject to a number of conditions, including that O2D and AAE and certain key shareholders of AAE (Alan Rae, Anthony Dean-Smith, David Koontz, Quarryside Ltd., Pauline Dean-Smith and Victoria Rae (the "Key Shareholders")) enter into a support agreement on or before June 13, 2003 (the "Support Agreement"). Under the Support Agreement, the Key Shareholders' acceptance of the Share Exchange Offer is subject to the satisfaction or waiver of a number of conditions for the benefit of each of the Key Shareholders including, among other things, that:

     (a)  the  U.S.$5,000,000  Private  Placement  shall  have  closed;

     (b) the Key Shareholders shall have conducted and completed their investigation of O2D and shall have been satisfied in all respects with the results of such investigation in their sole and absolute discretion;

     (c)  there  shall  have  been  no  material  adverse  change  in  O2D;  and

     (d) the board of directors of the O2D shall be re-constituted so that it is comprised of six directors, three of whom shall be designated by the Key Shareholders, two of whom shall be designated by O2D and one of whom shall be a mutually agreed upon chairperson.

     The board of directors of O2D has taken action by written consent to increase the size of the board of directors to consist of six (6) members and appointed five persons to fill the vacancies created thereby, effective immediately prior to the closing of the Recommended Offer. If the Recommended Offer does not close, the written action of the board of directors will have no effect.

     Since the Recommended Offer will result in a change in a majority of our directors, we are furnishing you with information about the anticipated designees and certain other information required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended.

     THIS INFORMATION IS FOR YOUR REFERENCE ONLY AND DOES NOT REQUIRE ANY ACTION ON YOUR PART. NO SHAREHOLDER ACTION HAS BEEN REQUESTED AND NO PROXIES ARE BEING SOLICITED.

     As always, thank you for your interest in the Company.


                                          Sincerely,

                                          /s/ Eric Boehnke
                                          Eric Boehnke
                                          President, Secretary and Director

                                 SCHEDULE 14F-1

                                TABLE OF CONTENTS

INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1

DESIGNATED DIRECTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

     Designees of the Key Shareholders of AAE Technologies International plc  3
     Designees of the board of directors of O2D. . . . . . . . . . . . . . .  4
     Current Member of the Board of Directors of O2D . . . . . . . . . . . .  4

BOARD OF DIRECTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5

     Meetings of the Board . . . . . . . . . . . . . . . . . . . . . . . . .  5
     Committees of the Board . . . . . . . . . . . . . . . . . . . . . . . .  5
     Executive Compensation. . . . . . . . . . . . . . . . . . . . . . . . .  5

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS . . . . . . . . . . . . . . . .  6

     Changes in Control. . . . . . . . . . . . . . . . . . . . . . . . . . .  7
     Section 16(a) Beneficial Ownership Reporting Compliance . . . . . . . .  7
     Certain Business Relationships and Related Transactions . . . . . . . .  7

================================================================================

                              O2DIESEL CORPORATION

                                 SCHEDULE 14f-1
                             INFORMATION STATEMENT

================================================================================

                                  INTRODUCTION

     This information statement is being mailed on or about July 2, 2003 to you and other holders of record of the common stock of O2Diesel Corporation
(formerly, Dynamic Ventures, Inc.)("O2D") as of the close of business on June 30, 2003. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this information statement. You are urged to read this information statement carefully. You are not, however, required to take any action.

     O2D recently commenced a recommended offer to acquire all of the issued equity of AAE Technologies International plc, an Irish corporation ("AAE"), in exchange for 18,000,000 shares of common stock of O2D (the "New O2D Shares")(the "Recommended Offer"). The Recommended Offer document mailed to the shareholders of AAE was filed with the Securities and Exchange Commission on Form CB on June 23, 2003. The Recommended Offer was commenced under the terms of an understanding between the board of directors of O2D and the board of directors of AAE, outlined in a letter of intent dated March 20, 2003. Information related to the letter of intent was previously disclosed in O2D's report on Form 10-QSB for the quarter ended March 31, 2003. Under the terms of the understanding:

     (a) O2D is making the Recommended Offer to acquire all of the AAE Shares in exchange for 18,000,000 shares of common stock of O2D (the "New O2D Shares").

     (b) O2D previously arranged for a bridge loan to be made to AAE in the amount of U.S.$1,000,000 (the "Bridge Loan"), which bridge loan may be converted into O2D Shares on the same terms as the Private Placement described below.

     (c) O2D will use its reasonable commercial efforts to complete a non-brokered private placement equity offering of U.S. $5,000,000 of O2D Shares at a price of U.S. $1.50 per share (the "Private Placement"). It is a condition to the Offer that the Private Placement is completed.

     (d) Upon the Share Exchange Offer becoming or being declared unconditional in all respects and subject to certain terms described below, O2D will use its reasonable efforts to complete an additional non-brokered private placement equity offering of an additional U.S. $3,500,000 of O2D Shares at a price of not less than U.S. $1.50 per share (the "Follow-On Private Placement").

     The Recommended Offer is subject to a number of conditions, including that O2D and AAE and certain key shareholders of AAE (Alan Rae, Anthony Dean-Smith, David Koontz, Quarryside Ltd., Pauline Dean-Smith and Victoria Rae (the "Key Shareholders")) enter into a support agreement on or before June 13, 2003 (the "Support Agreement"). Under the Support Agreement, the Key Shareholders' acceptance of the Share Exchange Offer is subject to the satisfaction or waiver of a number of conditions for the benefit of each of the Key Shareholders including, among other things, that:

     (a)  the  U.S.$5,000,000  Private  Placement  shall  have  closed;

     (b) the Key Shareholders shall have conducted and completed their investigation of O2D and shall have been satisfied in all respects with the results of such investigation in their sole and absolute discretion;

     (c)  there  shall  have  been  no  material  adverse  change  in  O2D;

     (d) AAE shall have entered into employment agreements with each of Alan Rae, David Koontz;

     (e) All outstanding AAE options shall have been exercised or cancelled and AAE shall have no other warrants, options, rights or obligations outstanding entitling any person to acquire any securities of AAE as of the closing date; and

     (f) the board of directors of the O2D shall be re-constituted so that it is comprised of six directors, three of whom shall be designated by the Key Shareholders, two of whom shall be designated by O2D and one of whom shall be a mutually agreed upon chairperson.

     On June 30, 2003 in connection with Recommended Offer, our board of directors took action by written consent, effective on the later of the closing of the Recommended Offer or the expiration of the 10 day waiting period under Rule 14f-1 of the Exchange Act of 1934, as amended (the "Exchange Act"), to expand the board of directors to consist of six (6) directors and appointed five persons to fill the newly created vacancies on the board of directors: three of whom have been nominated by the Key Shareholders, two of whom have been nominated by our board of directors. If the Recommended Offer does not close, the written action of the board of directors will have no effect. Since we currently have only one individual serving on our Board of Directors, the closing of the Recommended Offer will result in the change of the majority of our Board of Directors. Our sole director, Eric Boehnke, is anticipated to resign as a member of our board of directors immediately upon the effectiveness of the appointment of the new directors and a new director is anticipated to be appointed to fill the vacancy created by his resignation. As a result, we are providing you with information about the individuals that the Key Shareholders and the board of directors of O2D intend to designate as members of the O2D board of directors in accordance with Rule 14f-1 under the Securities Exchange Act.

                              DESIGNATED DIRECTORS

     The directors designated under the terms of the Recommended Offer will serve on the Board of Directors until the next Annual Meeting of Shareholders or until the earlier of their retirement, resignation or removal. Information on the experience and qualifications of each designee is set forth below.

DESIGNEES  OF  THE  KEY  SHAREHOLDERS  OF  AAE  TECHNOLOGIES  INTERNATIONAL  PLC

     The following three persons have been designed by the Key Shareholders of AAE to serve as members of the board of directors of O2D immediately upon closing of the Recommended Offer:


     ---------------------------------
     NAME                         AGE
     --------------------------  -----
     Anthony Dean Smith             72
     --------------------------  -----
     Alan Rae                       44
     --------------------------  -----
     David Koontz                   60
     ---------------------------------


     Set forth below are the biographical information for each of the foregoing directors designated by the Key Shareholders of AAE.

ANTHONY DEAN-SMITH: Mr. Dean-Smith is the Chairman and Chief Executive Officer of AAE. Mr. Dean-Smith has general commercial experience, including the chairmanship of two successful public companies in the property sector with full listings on the London Stock Exchange. He has also been managing director of a company listed on the Unlisted Securities Market (the predecessor to AIM) and is or has been a non-executive director of several unquoted public companies with diverse commercial interests. Mr. Dean-Smith was for many years on the Board of the Warrington and Runcorn Development Corporation, most recently in the capacity of Deputy Chairman.

ALAN RAE: Mr. Rae is the Chief Operating Officer and a director of AAE and President and Chief Executive Officer of AAE Technologies Inc., a subsidiary of AAE. Mr. Rae has over twenty-five years of diverse commercial experience, in the automotive, financial and service industries as a consultant and business owner and manager. As a founding director of AAE, Mr. Rae has been responsible for establishing AAE's position as a leading producer of Ethanol/Diesel fuel technologies and identifying and implementing the strategic partnerships necessary to develop commercial opportunities for these fuels in a global marketplace.

DAVID KOONTZ: Mr. Koontz is the Chief Financial Officer of AAE Technologies Inc., a subsidiary of AAE, and a director of AAE. Mr. Koontz is a qualified accountant (CPA) with a B.S. degree in Business. He has extensive experience working in both the private and public sectors. His work experience includes serving as a partner specializing in international taxation with Arthur Andersen where he worked in their offices in the United States, Hong Kong, Singapore and Japan. Mr. Koontz is well-versed in international business and cross border transactions. Following his career in Arthur Andersen, Mr. Koontz joined a private manufacturing company in Hong Kong serving as its CFO and director of Business development. In these roles, Mr. Koontz was responsible for all financial matters in connection with operations and acquisitions. In addition to these positions, Mr. Koontz has worked as a consultant for companies in the United States and Asia.

DESIGNEES  OF  THE  BOARD  OF  DIRECTORS  OF  O2D

     The following two persons have been designed by our board of directors to serve as members of the board of directors of O2D immediately upon closing of the Recommended Offer:


     ---------------------------------
     NAME                         AGE
     --------------------------  -----
     Karim Jobanputra               39
     --------------------------  -----
     Hendrick Rethwilm              38
     ---------------------------------


     Set forth below are the biographical information for each of the foregoing directors designated by our board of directors.

     KARIM JOBANPUTRA: Mr. Jobanputra has experience in the areas of corporate finance and international business development. Mr. Jobanputra is a self-employed consultant based in the United Kingdom and has been providing consulting services for more than 10 years. Mr. Jobanputra has an MBA and he provides consulting services primarily to private companies in the areas of corporate finance and business development in the Asian and Middle east markets, including Indonesia, Qatar, Saudi Arabia, India and China. Mr. Jobanputra currently does not serve as a director to any public companies.

     HENDRICK RETHWILM: Mr. Rethwilm has experience in the areas of corporate finance and business development. From 1993-1999, he worked with PricewaterhouseCoopers in their corporate finance department focusing on the financial and organizational restructuring of medium-to-large sized companies. Subsequently, from 2000-2001, Mr. Rethwilm was involved in setting up a subsidiary of Ericsson, the Swedish mobile phone producer, advising clients in the area of mobile eCommerce. During his tenure with Ericsson, Mr. Rethwilm also developed a venture capital arm within Ericsson Consulting whose purpose was to invest in companies developing applications for the mobile eCommerce sector.

     Currently, Mr. Rethwilm is self-employed and provides consulting services to various companies in the areas of corporate finance and business development. He currently sits on the board of Directors of Rapidtron Inc., a company that trades on the OTCBB under the symbol "RPDT".

CURRENT  MEMBER  OF  THE  BOARD  OF  DIRECTORS  OF  O2D

     ERIC BOEHNKE: Mr. Boehnke, age 38, is the sole member of our board of directors and our President, Secretary and Treasurer. Mr. Boehnke is also the president and a director of Big Sky Management Ltd., a private company principally involved with providing corporate finance and administrative management services to private and public companies. He has held these offices since 1997. Mr. Boehnke also serves as president and director of Vendin One Capital Corp., a company incorporated in the Yukon Territories (since May 2000). From March 2000 through June 2000 Mr. Boehnke served as president and director of Anthem Recording West which acquired Udate.com Ltd. and was traded on the OTCBB under the symbol "UDAT" and was recently acquired by InterActiveCorp, a public company that trades on NASDAQ under the symbol "IACI".

     Mr. Boehnke is anticipated to resign as a member of our board of directors immediately upon closing of the Recommended Offer and a new director is anticipated to be appointed to fill the vacancy created by his resignation.

                               BOARD OF DIRECTORS

     Our business is managed under the direction of its board of directors. We are currently authorized by our Articles of Incorporation to have up to six (6) directors. We currently have one director serving on the board of directors. Each director is elected for a period of one year at the annual meeting of shareholders and serves until the next annual meeting or until his or her successor is duly elected and qualified. Proxies may not be voted for a greater number of persons than the number of nominees named. The board of directors has responsibility for establishing broad corporate policies and for our overall performance. It is not, however, involved in operating details on a day-to-day basis.

     In order for a shareholder to nominate one or more candidates for election as directors at an annual meeting of shareholders, the shareholder must give timely notice of the proposal to nominate such candidate(s) in writing to our Secretary not less than 90 days prior to the first anniversary of the date that our annual meeting was held.

MEETINGS  OF  THE  BOARD

     The board of directors periodically reviews significant developments affecting O2D. Actions by the board of directors are usually taken by written consent of the sole director. The board of directors took actions by written consent four (4) times during the year ended December 31, 2002. Since our board of directors consists of only one member, our sole director participated in all actions taken by the board of directors.

COMMITTEES  OF  THE  BOARD

     We currently have no committees of our board of directors. Our board of directors currently functions as our audit, compensation and corporate governance committees.

EXECUTIVE  COMPENSATION

     For fiscal year recently ended December 31, 2002, the President of O2D has donated consulting services valued at $18,000 which has been treated as donated capital. For the fiscal year ended December 31, 2002, O2D's only executive officer was Mr. Eric Boehnke.

     Although there is no current plan in existence, it is possible that O2D will adopt a plan to pay or accrue compensation to its officers and directors for services related to the implementation of O2D's business plan. O2D has no stock option, retirement, incentive, defined benefit, actuarial, pension or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

     The director currently does not receive any cash compensation from O2D for his service as a member of the board of directors. There is no compensation committee, and no compensation policies have been adopted.

                  VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information known to O2D with respect to the beneficial ownership of our common stock as of June 30, 2003, by

     (i) each person known by us to be the beneficial owner of more than five percent (5%) of the outstanding common stock,

     (ii)  each  of  our  directors,

     (iii) each  of  our  named  executive  officers,  and

     (iv)  all  directors  and  officers  as  a  group.

Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

----------------------------------------------------------------------------------------------------------
TITLE OF CLASS           NAME AND ADDRESS OF BENEFICIAL OWNER                AMOUNT AND        PERCENT OF
                                                                        NATURE OF BENEFICIAL      CLASS
                                                                            OWNERSHIP (3)
--------------  ------------------------------------------------------  ---------------------  -----------
Common stock    Eric Boehnke(4)
                1820 Fulton Avenue                                               7,820,000(4)       53.49%
                West Vancouver, British Columbia
                V7V 1S2 Canada
--------------  ------------------------------------------------------  ---------------------  -----------
Common stock    Distinct Holdings Ltd.                                           1,000,000(1)       11.63%
                3081 3rd Avenue
                Whitehourse, Yukon Territory
                Y1A 4Z7 Canada
--------------  ------------------------------------------------------  ---------------------  -----------
Common stock    KET INVESTMENTS
                980 - 13th Street                                                  680,000(2)        7.91%
                Kamloops, British Columbia
                V2B 3C9 Canada
--------------  ------------------------------------------------------  ---------------------  -----------
Common stock    All Directors and Named Executive Officers as a group            7,820,000          53.49%
----------------------------------------------------------------------------------------------------------

     (1)  Mr.  John  Meyer  is  the  sole  shareholder of Distinct Holdings Ltd.

     (2)  Mrs.  Karen  Repka  is  the  sole  shareholder of KET Investments Ltd.

     (3) Based on 14,620,000 shares of common stock issued and outstanding as of June 30, 2003.

     (4) Mr. Boehnke has agreed to contribute 7,720,000 shares of common stock to O2D as an additional capital contribution in connection with the closing of the Recommended Offer. Mr. Boehnke is our President, Treasurer, Secretary and sole director.


CHANGES  IN  CONTROL

     Under the terms of the Recommended Offer, O2D has agreed to issue up to 18,000,000 shares of O2D common stock to the shareholders of AAE in exchange for all of the issued and outstanding shares of AAE. In addition, O2D agreed to arrange for one or more shareholders of O2D to contribute for cancellation immediately prior to closing of the Recommended Offer 7,720,000 shares of common stock to O2D for cancellation. The issuance of the 18,000,000 shares of O2D common stock to the shareholders of AAE will result in a change in control of O2D.

SECTION  16(A)  BENEFICIAL  OWNERSHIP  REPORTING  COMPLIANCE

     Section 16(a) of the Securities and Exchange Act requires that our officers and directors, and persons who own more than ten percent (10%) of a registered class of the Company's equity securities, file reports of ownership and changes of ownership with the Securities and Exchange Commission (the "SEC"). Officers, directors and greater than ten percent (10%) shareholders are required by SEC regulation to furnish us with copies of all such reports they file.

     Based solely on our review of the copies of such reports received by us, and on written representations by our officers and directors regarding their compliance with the applicable reporting requirements under Section 16(a) of the Exchange Act, we believe that, with respect to the fiscal year ended December 31, 2002, our officers and directors, and all of the persons known to us to own more than ten percent (10%) of our Common Stock, filed all required reports on a timely basis.

CERTAIN  BUSINESS  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     Recommended Offer: O2D commenced a recommended offer to acquire all of the issued equity of AAE, under the terms set forth in the Recommended Offer document dated June 16, 2003 and filed with the Securities and Exchange Commission on Form CB. The Recommended Offer was commenced under the terms of an understanding between the board of directors of O2D and the board of directors of AAE outlined in a letter of intent dated March 20, 2003. Information related to the letter of intent was previously disclosed in O2D's report on Form 10-QSB for the quarter ended March 31, 2003.

     Support Agreement: Under the terms of the understanding between O2D and AAE, O2D, AAE and the Key Shareholders entered into a Support Agreement. Under the Support Agreement, AAE agreed to take certain actions to support the Share Exchange Offer, to operate its business in the ordinary course until the completion of the Share Exchange Offer and not to solicit other transactions. Each of the Key Shareholders agreed, subject to certain conditions being satisfied, that they will accept the Share Exchange Offer with respect to all of their AAE Shares. AAE and O2D each made representations and warranties in the Support Agreement in respect of matters that are usually the subject of representations and warranties in transactions between arm's length parties that are similar to the Share Exchange Offer. In addition, each of the Key Shareholders made representations and warranties regarding his or its shareholdings and title to his or its AAE Shares. All shareholders of AAE will deliver 10% of the shares to be issued in the Recommended Offer into escrow for a period of 12 months as security to satisfy the indemnification obligations of AAE under the Support Agreement. The Key Shareholders have agreed to deliver all of their remaining shares to be issued in the Recommended Offer into escrow for a period of 18 months as security to satisfy their indemnification obligations for breach of their representations and warranties under the Support Agreement. Alan Rae, Anthony Dean-Smith and David Koontz are each Key Shareholders and directors of AAE. Alan Rae, Anthony Dean-Smith and Hendrick Rethwilm are each directors of AAE.

     Employment Agreements: As a condition to closing, AAE shall have entered into employment agreements with each of Alan Rae and David Koontz. The definitive employment agreements have not been finalized as of the date of this Information Statement.

     Bridge Loan: O2D arranged for a third party, Dynamic Touch Ltd., to advance a bridge loan to AAE in the amount of U.S.$1,000,000. The Bridge Loan is evidenced by promissory notes dated March 18, 2003 and March 31, 2003 and bears interest at U.S. Prime plus 2% per annum, compounded monthly. The lender is entitled to secure the Bridge Loan against all of the assets of AAE.

     Private Placement: O2D has committed to use its reasonable commercial efforts to raise U.S. $5,000,000 in the Private Placement of O2D Shares at a price of not less than U.S.$1.50 per share. The Private Placement is a condition to closing the Recommended Offer. U.S.$2,500,000 of the gross proceeds from the Private Placement will be released to AAE at closing of the Private Placement and U.S.$1,000,000 will be used of the gross proceeds will be used to repay the Bridge Loan. The balance of U.S. $1,500,000 will be placed in a segregated account or escrow account and two tranches of U.S. $750,000 will be made available or released to O2D three months and six months after closing of the Private Placement.

     Follow On Private Placement: Provided that the Offer becomes or is declared unconditional in all respects, O2D has committed to use its reasonable commercial efforts to complete a future additional non-brokered private placement equity offering of an additional U.S.$3,500,000 of O2D Shares at a price of not less than U.S.$1.50 per share (the "Follow-On Private Placement"). The proceeds from the Follow-On Private Placement are anticipated to be used to fund strategic acquisitions.

     Share Contribution: O2D agreed to arrange for one or more shareholders of O2D to contribute for cancellation immediately prior to closing of the Recommended Offer 7,720,000 shares of common stock to O2D for cancellation. Eric Boehnke has agreed to contribute 7,720,000 shares of common stock to O2D for cancellation immediately prior to the closing of the Recommended Offer.